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                                                                    Exhibit 3.28


February 12,1997

Paul Godin
c/o Internet Liquidators International Inc.
5195 Airport Road
Suite 330
Mississauga, Ontario
L4V 1T1

Dear Paul:

                             Re:  Sa1ary Protection

In consideration of your agreeing to execute non-competition agreements, one with Internet Liquidators International Inc. ("ILII") and Toronto Star Newspaper Limited and one with ILII and America Online, Inc, both for a period of 24 months following termination of your employment as a condition to their investments in ILII, and in consideration of your agreement to waive and release ILII from the performance bonus and option provisions as set out in the January 1, 1996 employment letter with you. ILII agrees that in the event your employment is terminated by ILII for any reason other than death, disability or cause (cause to be defined as gross negligence or willful misconduct or illegal activity) and you are not released from the non-competition provisions contained in the said Agreements, ILII will provide you with income continuation for a period of 24 months following termination of your employment at the same level enjoyed by you in the 12 months prior to your termination, inclusive of bonuses, but exclusive of stock options, but including the continuation of your employee benefits and car allowance (but not long term disability).

For your part and as a conditions to ILII's obligation to you above, you agree;

        1. At the time of termination, you will execute a full and final release in a form and content satisfactory to ILII and yourself, on behalf of yourself and your heirs and executors in favour of ILII, its officers, directors, employees and agents from any and all actions, causes of actions, representations, warranties, or demands for any loss or damage whatsoever in relation to your employment with ILII, termination of such employment or all related matters (including any legal breach by ILII, its officers, directors or employees under the provisions of any statutes or otherwise).

        2. You agree not to make any claim or take proceedings against any person or corporation who might claim contribution or indemnity from ILII under the provisions of any statute or otherwise, with respect to any matter arising up to the time of termination (subject to the exclusion noted above in subparagraph 1).

        3. You agree to indemnify, defend and save ILII harmless from all claims, actions, causes of actions or demands under the Income Tax Act in respect of withholding tax, income tax, interest or penalties relating to your employment or the termination thereof.
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        4.  You agree that ILII's obligation to continue all or any portion of your income shall terminate on the breach by you of your non-competition agreements.

        5. Finally, you agree that in the event that you are able to secure employment at a comparable income level at any time within the two year period, ILII's obligation under this letter shall immediately cease and you agree that you will advise ILII properly upon the commencement of any such employment.

This letter supersedes any like conditions contained in the January 1996 employment letter with you. Please signify you agreement to the forgoing by signing and returning the enclosed duplicate copy of this letter.

Yours truly,

Internet Liquidators International Inc.

By:
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           Duly Authorized Officer


By:
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           Duly Authorized Officer



I acknowledge and agree to the foregoing this _____ day of February. 1997.




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Paul Godin